Exhibit 16
April 5, 2007
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated April 2, 2007, of The Shaw Group Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, the second sentence of the second paragraph, the third, fourth, fifth and seventh paragraphs, and the first, second and third sentences of the eighth paragraph. We have no basis to agree or disagree with other statements of the registrant contained in Item 4.01.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in section (A) of the fifth paragraph in Item 4.01, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2006 financial statements.